

SECU 10035143 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50786

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COMPREHENSIVE PROGRAMS, INC. D/B/A CPI CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

513 CENTENNIAL BLVD.
(No. and Street)

VOORHEES (City) NEW JERSEY (State) 08043 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY DEVICCI (856) 874-1250
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WITHUMSMITH+BROWN, PC
(Name – *if individual, state last, first, middle name*)

5 VAUGHN DRIVE (Address) PRINCETON (City) NEW JERSEY (State) 08540 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 26 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, GARY DEVICCI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COMPREHENSIVE PROGRAMS, INC. D/B/A CPI CAPITAL, INC., as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public

MICHELLE F. KRIL
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 7/23/2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



COMPREHENSIVE PROGRAMS, INC.
D/B/A CPI CAPITAL

Financial Statements

December 31, 2009

With Independent Auditors' Report

Comprehensive Programs, Inc.
D/B/A CPI Capital
Table of Contents
December 31, 2009



WithumSmith+Brown, PC
Certified Public Accountants and Consultants

5 Vaughn Drive
Princeton, New Jersey 08540 USA
609 520 1188 . fax 609 520 9882
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Independent Auditors' Report

To the Board of Directors,
Comprehensive Programs, Inc.
D/B/A CPI Capital

We have audited the accompanying statement of financial condition of Comprehensive Programs, Inc. D/B/A CPI Capital, Inc. as of December 31, 2009 and the related statement of income, change in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Comprehensive Programs, Inc. D/B/A CPI Capital, Inc. as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 9, 10 and 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

WithumSmith+Brown, PC

Princeton, New Jersey
February 23, 2010

Comprehensive Programs, Inc.
D/B/A CPI Capital
Statement of Financial Condition
December 31, 2009

Assets

Cash and cash equivalents	$ 89,743
Restricted cash	26,534
Commissions and other fees receivable	52,442
Due from parent	258,171
Property and equipment-net	50
	$ 426,940

Liabilities and Stockholder's Equity

Liabilities	
Accrued commissions payable to agents	$ 35,398
Accounts payable and accrued expenses	4,580
Total liabilities	39,978
Stockholder's equity	
Common stock, no par; authorized 1,000 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	50,000
Retained earnings	336,862
Total stockholder's equity	386,962
	$ 426,940

The Notes to Financial Statements are an integral part of this statement.

Comprehensive Programs, Inc.
D/B/A CPI Capital
Statement of Income
Year Ended December 31, 2009

Revenues	
Commissions and fees	$ 1,053,896
Interest and other income	783
	1,054,679
Expenses	
Commission expense	732,911
Employee compensation and benefits	142,161
Regulatory and clearing fees	38,754
Other operating expenses	65,447
Management fees	20,000
	999,273
Net income	$ 55,406

The Notes to Financial Statements are an integral part of this statement.

Comprehensive Programs, Inc.
D/B/A CPI Capital
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2009

	Common		Additional Paid	Retained	
	Shares	Amount	Capital	Earnings	Total
December 31, 2008	100	$ 100	$ 50,000	$ 281,456	$ 331,556
Net income				55,406	55,406
December 31, 2009	100	$ 100	$ 50,000	$ 336,862	$ 386,962

The Notes to Financial Statements are an integral part of this statement.

Comprehensive Programs, Inc.
D/B/A CPI Capital
Statement of Cash Flows
Year Ended December 31, 2009

Reconciliation of net income to net cash used in operating activities		
Net income	$	55,406
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in:		
Restricted cash		(20)
Commissions and other fees receivable		(9,278)
Due from parent		(61,306)
Other assets		650
Accrued commissions payable to agents		6,549
Accounts payable and accrued expenses		365
Net cash used in operating activities		(7,634)
Cash and cash equivalents		
Beginning of year		97,377
End of year	$	89,743

The Notes to Financial Statements are an integral part of this statement.

1. Summary of Significant Accounting Policies

Significant accounting policies followed by the Company in the preparation of the accompanying financial statements are summarized below.

Nature of Business Operations
The Company is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company brokers securities transactions for investment: mutual funds (61%), variable life insurance (3%), annuity products (28%), and provides investment advisory services (8%). The percentages represent share of total commission revenue for the year ended December 31, 2009.

The Company is a 100% owned subsidiary of Comprehensive Insurance Programs, Inc. whose principal business activity is brokering insurance products that do not have an investment aspect.

Cash equivalents
Cash equivalents consist of certificates of deposit maturing within six months.

Revenue Recognition
Investment advisory fees calculated as a percentage of assets under management are recognized ratably over the term of the contract. These fees are collected by a custodian and remitted to the Company. Fees for financial planning services calculated on an hourly basis are recognized as the services are provided. Fees received in advance and not yet earned are recorded as unearned fees on the statement of financial condition. Commissions are recognized as income based on the trade date of the transaction.

Commissions Receivables
Commissions receivable represent amounts due from the Company's clearing firm, and other mutual fund companies, for securities transactions that were traded prior to the year end. Commissions receivable are stated at the full amount of the commissions and other servicing fees charged to its customers to broker securities transactions. The Company considers commissions receivable to be substantially all collectible. Accordingly, no allowance for doubtful accounts is required at December 31, 2009.

Equipment
Equipment is stated at cost. Depreciation of equipment is computed using the straight-line method over the estimated useful life of the equipment, generally five years. Assets are evaluated for impairment annually. Management has determined that there is no impairment at December 31, 2009.

Income taxes
The Company has elected S corporation status, for federal and state purposes. Earnings and losses are included in the income tax return of the stockholder and taxed depending on its tax situation. Accordingly, the Company does not incur income tax obligations, and the financial statements do not include a provision for income taxes.

The Company adopted the application of "*Accounting for Uncertainty in Income Taxes*" for its fiscal year beginning January 1, 2009. Upon adoption of this accounting pronouncement, the Company had no unrecognized tax benefits. Furthermore, the Company had no unrecognized tax benefits at December 31, 2009.

The Company files tax returns in the U.S. federal jurisdiction and New Jersey. The Company has no open years prior to December 31, 2006.

Use of Estimates
The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Concentrations
At December 31, 2009, commissions receivable from one mutual fund company represented 41% of total commission and other fees receivable. Three broker/dealer representatives received approximately 83% of total commission expenses during the year.

The Company maintains its cash balances in several accounts at one financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000. Balances in the accounts at times exceed the insurable limit. Since the Company maintains its cash balances at a high quality credit institution, it does not believe it is exposed to any significant credit risk on its cash balances.

2. Related Party Transactions

The Company and its parent make non-interest bearing advances to each other for working capital purposes, as required. The amount due from its parent was $258,171 at December 31, 2009. The parent provides certain services to the Company for which it is charged management fees of $20,000 for the year ended December 31, 2009. The parent charged the Company for a portion of certain shared operating expenses such as rent, telephone and office expenses. These charges amounted to $55,980 for the year ended December 31, 2009. The parent reimbursed the Company for postage charges and commission expenses which amounted to $187,286 for the year ended December 31, 2009.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15-c3-1), which requires the maintenance of minimum net capital, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2009, the Company had net capital of $88,636, which was $38,636 in excess of the required net capital of $50,000. The company's net capital ratio was .45 to 1 at December 31, 2009.

4. Restricted Cash

The Company maintains a depository account with its clearing brokers, in the amount of $26,534 at December 31, 2009 pursuant to its clearing agreements.

5. Retirement Plan

The Company has a defined contribution 401(k) plan. Substantially all employees are eligible to participate. The Company's contribution amounted to $-0- for the year ended December 31, 2009.

6. Regulation

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the Financial Industry Regulatory Authority (FINRA), which has been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic

examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

7. Loss Contingency

The Company has received notification from FINRA that some customers, of a former representative of the Company, have filed formal complaints alleging the Company was responsible for investment losses to their accounts. The complaints are currently under review by FINRA.

As of the date of the report, certain customers have requested mediation with the Company. The range of loss, if any, cannot be estimated by management.

8. Subsequent Events

The Company evaluated subsequent events through February 23, 2010, which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred, which require disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

Comprehensive Programs, Inc.
D/B/A CPI Capital
Schedule of Net Capital Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission
Year Ended December 31, 2009

Net Capital	
Total stockholder's equity	$ 386,962
Deductions and/or charges:	
Non-allowable assets:	
Restricted cash	26,534
Commissions and other fees receivable	7,538
12b-1 receivables from broker-dealers	6,033
Equipment, net	50
Due from parent	258,171
	298,326
Net Capital	$ 88,636
Aggregated Indebtedness	
Accrued commissions payable to agents	$ 35,398
Accounts payable and accrued expenses	4,580
Total aggregate indebtedness	$ 39,978
Computation of Basic Net Capital Requirement	
Minimum net capital required of 6-2/3 percent of aggregate indebtedness of $39,978 or $50,000, whichever is greater	$ 50,000
Excess net capital	$ 38,636
Excess net capital at 1,000 percent	$ 84,638
Ratio: aggregate indebtedness to net capital	.45 to1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See Independent Auditors' Report.

1. **Computation for determination of reserve requirements under Rule 15c3-3**

   The Company is exempt from the SEC Rule 15c3-3 and, therefore is not required to maintain a "Special Reserve Account" for the Exclusive Benefit of Customers."

2. **Information relating to the possession or control requirements under SEC Rule 15c3-3**

   The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2009.



WithumSmith+Brown, PC
Certified Public Accountants and Consultants

5 Vaughn Drive
Princeton, New Jersey 08540 USA
609 520 1188 . fax 609 520 9882
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Independent Auditors' Report
Internal Control Required by SEC Rule 17a-5(g)(1)
For a Broker-Dealer Claiming an Exemption from Rule 15c3-3

To the Board of Directors,
Comprehensive Programs, Inc.
D/B/A CPI Capital

In planning and performing our audit of the financial statements and supplemental schedule of Comprehensive Programs, Inc. D/B/A CPI Capital as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are



safeguarded against loss from unauthorized use or disposition and that transaction are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of CPI Capital to achieve all the divisions of duties and cross checks generally included in an internal control and that; alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Withum Smith+Brown PC

Princeton, NJ
February 23, 2010



WithumSmith+Brown, PC
Certified Public Accountants and Consultants

5 Vaughn Drive
Princeton, New Jersey 08540 USA
609 520 1188 . fax 609 520 9882
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Independent Accountants' Report on Applying Agreed Upon Procedures Related to an Entity's SIPC Assessment Reconciliation Required by SEC Rule 17a-5(e)(4)

To the Board of Directors,
Comprehensive Programs, Inc.
D/B/A CPI Capital

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the period from April 1, 2009 to December 31, 2009, which were agreed to by Comprehensive Programs, Inc. D/B/A CPI Capital (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating The Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009 as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.



We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Withum Smith+Brown, PC

Princeton, New Jersey
February 23, 2010

Comprehensive Programs, Inc.
Schedule of Assessment and Payments to the Securities Investors Payment Corporation (SIPC) - Pursuant to Rule 17a-5(e)(4)
For the Period April 1, 2009 through December 31, 2009

General assessment		$	2,056
Less			
Payments made with SIPC-4 and SIPC-6:			
December 29, 2008	150		
July 22, 2009	532		
January 27, 2010	1,374		2,056
Total assessment balance due		$	--

Determination of SIPC net operating revenues and general assessment

Total revenue (Focus Line 12/Part IIA Line 9)	$	822,521
General assessment @ .0025	$	2,056

See Independent Accountants' Report on Applying Agreed Upon Procedures.